T 604.682.3701 F 604.682.3600	Suite 400, 455 Granville Street Vancouver, BC V6C 1T1	www.levon.com

May 27, 2010	TSX-V Trading symbol: LVN Berlin & Frankfurt: LO9

LEVON ARRANGES $5.1 MILLION FINANCING

NOT FOR DISTRIBUTION TO THE UNITED STATES NEWSWIRE SERVICES OR FOR
DISSEMINATION IN THE UNITED STATES

Levon Resources Ltd. (“Levon”) (TSXV Symbol LVN.V) is pleased to announce that it has negotiated a brokered private placement for gross proceeds of $5,100,000 with Salman Partners Inc. wherein they will use their best efforts to sell up to 7,500,000 units with an oversubscription allotment of $1.0 million, in the event that subscriptions for units are greater than $5.1 million.

Each unit priced at $0.68, will consist of one common share and one-half common share purchase warrant. Each full warrant shall entitle the purchaser to purchase at any time within twelve months from closing, one common share of the Corporation at a price of $1.10.

In consideration for their services, the agent will receive a cash commission equal to 7.0% of the gross proceeds from the offering and agent’s warrants equal to 7.0% of the aggregate number of units sold pursuant to the Offering. The agent’s warrants will be exercisable to purchase one common share of the Corporation at $1.10 for a period of twelve months from closing.

The offering is scheduled to close on or about June 17, 2010 and is subject to certain conditions including, but not limited to, receipt of all required regulatory approvals. The securities issued by Levon in connection with these offerings are subject to a 4-month “hold period” as prescribed by the TSX Venture Exchange. The net proceeds of the Offering will be used to finance continuing exploration and development activities at the Corporation’s Cordero project in Chihuahua, Mexico, and general working capital requirements.

Levon is a junior gold and precious metals exploration company exploring the Cordero silver, gold, zinc and lead project near Hidalgo Del Parral, Chihuahua, Mexico. The Las Mesas gold-silver-lead-zinc project, Durango, Mexico. The Norma Sass and Ruf claims located near the Pipeline gold deposit, which is being mined and explored by Barrick Gold Corporation in the heart of the Cortez Gold Trend in Lander County, Nevada, USA. The Company also holds key land positions at Congress, BRX, and Wayside in the productive Bralorne Gold camp of British Columbia, Canada.

For further information contact Levon Resources Ltd. at (604) 682-3701, or log onto our website www.levon.com.

LEVON RESOURCES LTD.
“Ron Tremblay”
Ron Tremblay
President and CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.